Filed Pursuant to Rule 424(b)(2)
Registration No. 333-182331

PROSPECTUS SUPPLEMENT
August 6, 2012
(To Prospectus dated July 9, 2012)

$800,000,000

Northern States Power Company
(a Minnesota corporation)

$300,000,000, 2.15% First Mortgage Bonds, Series due August 15, 2022
$500,000,000, 3.40% First Mortgage Bonds, Series due August 15, 2042

This is an offering of $300,000,000 of 2.15% first mortgage bonds, series due August 15, 2022 and $500,000,000 of 3.40% first mortgage bonds, series due August 15, 2042 to be issued by Northern States Power Company, a Minnesota corporation. We will pay interest on each series of the first mortgage bonds on February 15 and August 15 of each year, commencing February 15, 2013. The 2.15% first mortgage bonds, series due August 15, 2022 will mature on August 15, 2022. The 3.40% first mortgage bonds, series due August 15, 2042 will mature on August 15, 2042. The first mortgage bonds will be issued only in denominations of $1,000 and integral multiples thereof. We may redeem either series of the first mortgage bonds at any time, in whole or in part, at the respective redemption prices described in this prospectus supplement.

The first mortgage bonds will not be listed on any securities exchange or included in any automated quotation system. Currently, there is no public market for the first mortgage bonds. Please read the information provided under the caption “Supplemental Description of the First Mortgage Bonds” in this prospectus supplement and under the caption “Description of the First Mortgage Bonds” in the accompanying prospectus for a more detailed description of the first mortgage bonds.

The first mortgage bonds will be our senior secured obligations and will be secured equally and ratably with all of our other first mortgage bonds from time to time outstanding.

Investing in the first mortgage bonds involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts	Proceeds to Us(2)
Per 2.15% First Mortgage Bond, Series due August 15, 2022	99.848%	0.650%	99.198%
Total	$299,544,000	$1,950,000	$297,594,000
Per 3.40% First Mortgage Bond, Series due August 15, 2042	99.236%	0.875%	98.361%
Total	$496,180,000	$4,375,000	$491,805,000

(1)	Plus accrued interest, if any, from August 13, 2012.
(2)	Before deduction of expenses payable by us estimated at $2.9 million in the aggregate.

The underwriters are offering the first mortgage bonds subject to various conditions. The underwriters expect to deliver the first mortgage bonds in book-entry form only through the facilities of The Depository Trust Company on or about August 13, 2012.

Joint Book-Running Managers

Barclays	J.P. Morgan	KeyBanc Capital Markets	UBS Investment Bank	Wells Fargo Securities

Co-Managers

BMO Capital Markets	BNY Mellon Capital Markets, LLC

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the first mortgage bonds we are offering in this prospectus supplement. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the first mortgage bonds we are offering in this prospectus supplement. The accompanying base shelf prospectus dated July 9, 2012 is referred to as the “accompanying prospectus” in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we provide to you. We have not, and the underwriters have not, authorized anyone to provide you with different information, and if given, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

If this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the information in this prospectus supplement.

It is expected that delivery of the first mortgage bonds will be made against payment for the first mortgage bonds on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”). You should be advised that trading of the first mortgage bonds may be affected by the T+5 settlement. See “Underwriting” in this prospectus supplement.

Prospectus Supplement

Prospectus

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents they incorporate by reference contain statements that are not historical fact and constitute “forward-looking statements.” When we use words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

●	economic conditions, including inflation rates, monetary fluctuations and their impact on capital expenditures;

●
the risk of a significant slowdown in growth or decline in the U.S. economy, the risk of delay in growth recovery in the U.S. economy or the risk of increased cost for insurance premiums, security and other items as a consequence of past or future terrorist attacks;

●	trade, monetary, fiscal, taxation and environmental policies of governments, agencies and similar organizations in geographic areas where we have a financial interest;

●	customer business conditions, including demand for their products or services and supply of labor and materials used in creating their products and services;

●
financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission (“SEC”), the Federal Energy Regulatory Commission (“FERC”), and similar entities with regulatory oversight;

●
availability or cost of capital such as changes in: interest rates; market perceptions of the utility industry, us, our parent company, Xcel Energy Inc., or any of its other subsidiaries; or security ratings;

●
factors affecting utility and nonutility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel, nuclear fuel or natural gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; nuclear or environmental incidents; cyber incidents; or electric transmission or natural gas pipeline constraints;

●	employee workforce factors, including loss or retirement of key executives, collective bargaining agreements with union employees or work stoppages;

●	increased competition in the utility industry or additional competition in the markets served by us, Xcel Energy Inc. and its other subsidiaries

●
state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and natural gas markets; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of investments made under traditional regulation; nature of competitors entering the industry; retail wheeling; a new pricing structure; and former customers entering the generation market;

●	environmental laws and regulations, including legislation and regulations relating to climate change and the associated cost of compliance;

●
rate-setting policies or procedures of regulatory entities, including environmental externalities, which are values established by regulators assigning environmental costs to each method of electricity generation when evaluating generation resource options;

●	nuclear regulatory policies and procedures, including operating regulations and spent nuclear fuel storage;

●	social attitudes regarding the utility and power industries;

●	cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

●	technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

●	risks associated with implementations of new technologies; and

●	other business or investment considerations that may be disclosed from time to time in our SEC filings or in other publicly disseminated written documents.

You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties associated with forward-looking statements are discussed in detail under “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2011 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012 and in other documents on file with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus. You may obtain copies of these documents as described in the accompanying prospectus under the caption “Where You Can Find More Information.”

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

PROSPECTUS SUPPLEMENT SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information you should consider before investing in the first mortgage bonds offered by this prospectus supplement. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under the caption “Where You Can Find More Information” in the accompanying prospectus. In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Northern States Power Company, a Minnesota corporation.

The Company

We were incorporated in 2000 under the laws of the State of Minnesota. We are an operating utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Minnesota, North Dakota and South Dakota. We also purchase, transport, distribute and sell natural gas to retail customers and transport customer-owned gas in Minnesota and North Dakota. As of December 31, 2011, we provided electric utility service to approximately 1.4 million customers and natural gas utility service to approximately 0.5 million customers.

We are a wholly owned subsidiary of Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”). Xcel Energy was incorporated under the laws of the State of Minnesota in 1909. Among Xcel Energy’s other subsidiaries are Public Service Company of Colorado, a Colorado corporation, Southwestern Public Service Company, a New Mexico corporation, and Northern States Power Company, a Wisconsin corporation (“NSP-Wisconsin”). Xcel Energy is a publicly held company and files periodic reports and other documents with the SEC. All of the members of our board of directors and our executive officers also are executive officers of Xcel Energy.

Our electric production and transmission system is managed as an integrated system with that of NSP-Wisconsin, jointly referred to as the NSP System. The electric production and transmission costs of the entire NSP System are shared by us and NSP-Wisconsin. A FERC-approved agreement between the two companies, called the Interchange Agreement, provides for the sharing of all costs of generation and transmission facilities of the NSP System, including capital costs. Such costs include our current and potential obligations related to our nuclear generating facilities.

We own the following direct subsidiaries: United Power and Land Co., which holds real estate; and NSP Nuclear Corporation, which holds our interest in the Nuclear Management Company.

Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401, and our telephone number is (612) 330-5500.

The Offering

The following summary contains basic information about this offering. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including the information under the caption “Supplemental Description of the First Mortgage Bonds,” the accompanying prospectus, including the information under the caption “Description of the First Mortgage Bonds,” and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Issuer	Northern States Power Company, a Minnesota corporation.

Securities Offered	$300,000,000 principal amount of 2.15% first mortgage bonds, series due August 15, 2022, or the 2022 Bonds.
$500,000,000 principal amount of 3.40% first mortgage bonds, series due August 15, 2042, or the 2042 Bonds.

Maturity	August 15, 2022 for the 2022 Bonds.
August 15, 2042 for the 2042 Bonds.

Interest Rate	2.15% per year for the 2022 Bonds.
3.40% per year for the 2042 Bonds.

Interest Payment Dates	February 15 and August 15 of each year, beginning on February 15, 2013.

Ranking
Each series of the first mortgage bonds will be our senior secured obligations and will be secured equally and ratably with all of our other outstanding first mortgage bonds and any first mortgage bonds hereafter issued under our Trust Indenture dated February 1, 1937, as supplemented and restated, or the Mortgage Indenture, from us to The Bank of New York Mellon Trust Company, N.A., as successor trustee, or the Mortgage Trustee. As of August 1, 2012, there were 13 series of first mortgage bonds outstanding under the Mortgage Indenture in an approximate aggregate principal amount of $3.3 billion.

Collateral	Each series of the first mortgage bonds is secured by a first mortgage lien on substantially all of our real properties, subject to limited exceptions.

Optional Redemption
At any time prior to February 15, 2022, we may redeem, in whole or in part, the 2022 Bonds at a “make whole” redemption price equal to the greater of (i) 100% of the principal amount of such bonds being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds being redeemed (excluding the portion of any such interest accrued to the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below) plus 10 basis points, plus, in each case, accrued and unpaid interest thereon to but excluding the date of redemption. At any time on or after February 15, 2022, we may redeem, in whole or in part, the 2022 Bonds, at 100% of the principal amount of the bonds being redeemed plus accrued and unpaid interest thereon to but excluding the date of redemption. See “Supplemental Description of First Mortgage Bonds – Optional Redemption” in this prospectus supplement for more information.

At any time prior to February 15, 2042, we may redeem, in whole or in part, the 2042 Bonds at a “make whole” redemption price equal to the greater of (i) 100% of the principal amount of such bonds being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds being redeemed (excluding the portion of any such interest accrued to the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below) plus 15 basis points, plus, in each case, accrued and unpaid interest thereon to but excluding the date of redemption. At any time on or after February 15, 2042, we may redeem, in whole or in part, the 2042 Bonds, at 100% of the principal amount of the bonds being redeemed plus accrued and unpaid interest thereon to but excluding the date of redemption. See “Supplemental Description of First Mortgage Bonds – Optional Redemption” in this prospectus supplement for more information.

We may redeem, in whole or in part, one series of the first mortgage bonds offered hereby without redeeming the other series.

Sinking Fund	None.

Use of Proceeds
We intend to add the net proceeds from the sale of the first mortgage bonds offered by this prospectus supplement to our general corporate funds and apply a portion of such net proceeds to the repayment of short-term debt borrowings, including our utility money pool borrowings, and to fund the repayment or redemption of outstanding long-term debt, including the maturity of $450 million of 8.00% first mortgage bonds due August 28, 2012. The balance of the net proceeds will be used for general corporate purposes, including the funding of our capital expenditure program.  Until the net proceeds from the sale of the first mortgage bonds have been used, we may invest them temporarily in interest bearing obligations.  See “Use of Proceeds” in this prospectus supplement for more information.

Trustee	The Bank of New York Mellon Trust Company, N.A. (as successor to Harris Trust and Savings Bank and BNY Midwest Trust Company).

RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as any cautionary language or other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information under the caption “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, as modified by our quarterly reports on Form 10-Q and other SEC filings filed after such annual report and the information under the captions “Critical Accounting Policies” and “Liquidity and Capital Resources” in this prospectus supplement, before purchasing the first mortgage bonds offered by this prospectus supplement. Those risks and the risks set forth below are those that we consider to be the most significant to your decision whether to invest in the first mortgage bonds. If any of the events described therein or set forth below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the first mortgage bonds, and this could result in your losing all or part of your investment.

Risks Related to the First Mortgage Bonds

Any lowering of the credit ratings on the first mortgage bonds would likely reduce their value.

As described under the caption “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, our credit ratings could be lowered or withdrawn entirely by a rating agency in the future. Any lowering of the credit ratings on our first mortgage bonds would likely reduce the value of the first mortgage bonds offered by this prospectus supplement.

The first mortgage bonds offered by this prospectus supplement have no prior public market, and we cannot assure you that any public market will develop or be sustained after the offering.

Although the first mortgage bonds offered by this prospectus supplement generally may be resold or otherwise transferred by holders who are not our affiliates, each series of first mortgage bonds will constitute a new issue of securities without an established trading market. We have been advised by the underwriters that they may make a market in both series of the first mortgage bonds, but they have no obligation to do so and may discontinue market making at any time for either or both series without providing notice. There can be no assurance that a market for either or both series of the first mortgage bonds will develop or, if it does develop, that it will continue. If an active public market does not develop, the market price and liquidity of the first mortgage bonds may be adversely affected. Furthermore, we do not intend to apply for listing of either series of the first mortgage bonds on any securities exchange or automated quotation system.

USE OF PROCEEDS

We estimate that our proceeds from the sale of the first mortgage bonds, less underwriting discounts and other offering expenses payable by us, will be approximately $786,499,000. We intend to add the net proceeds from the sale of the first mortgage bonds offered by this prospectus supplement to our general corporate funds and apply a portion of such net proceeds to the repayment of short-term debt borrowings, including our utility money pool borrowings, and to fund the repayment or redemption of outstanding long-term debt, including the maturity of $450 million of 8.00% first mortgage bonds due August 28, 2012. The balance of the net proceeds will be used for general corporate purposes, including the funding of our capital expenditure program. Until the net proceeds from the sale of the first mortgage bonds have been used, we may invest them temporarily in interest bearing obligations.  At July 31, 2012, we had approximately $223 million of utility money pool borrowings outstanding at a weighted average interest rate of 0.33%.

RATIOS OF CONSOLIDATED EARNINGS TO
CONSOLIDATED FIXED CHARGES

The table below sets forth our ratios of consolidated earnings to consolidated fixed charges for the periods indicated.

	Six Months	Year Ended December 31,
	Ended June 30, 2012	2011	2010	2009	2008	2007
Ratio of Consolidated Earnings to Consolidated Fixed Charges	2.6	3.2	2.9	3.0	2.9	3.1

For purposes of computing the ratios of consolidated earnings to consolidated fixed charges, (1) earnings consist of income from continuing operations before income taxes plus fixed charges; and (2) fixed charges consist of interest charges, including interest on long-term debt, the interest component on leases, other interest charges and amortization of debt discount, premium and expense.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010 and 2009, have been derived from our audited financial statements and the related notes. The selected consolidated financial data as of June 30, 2012 and for the six months ended June 30, 2012 and 2011 have been derived from our unaudited consolidated financial statements and the related notes. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited and unaudited financial statements and related notes and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the period ended June 30, 2012, which we incorporate by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus. The historical financial information may not be indicative of our future performance

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011	2010	2009
	(unaudited)
	(Thousands of Dollars)
Consolidated Statements of Income Data:
Operating revenues	$2,049,309	$2,203,418	$4,398,521	$4,234,316	$4,066,689
Operating expenses	1,777,155	1,892,744	3,705,586	3,636,092	3,451,170
Operating income	272,154	310,674	692,935	598,224	615,519
Other income, net	18,737	21,418	38,881	39,492	30,420
Interest charges and financing costs	95,187	92,644	187,186	182,300	177,048
Income taxes	54,406	82,050	191,649	181,191	175,121
Net income	$141,298	$157,398	$352,981	$274,225	$293,770

	June 30,	December 31,
	2012	2011	2010
	(unaudited)
	(Thousands of Dollars)
Consolidated Balance Sheet Data:
Current assets	$1,112,581	$1,225,498	$1,189,389
Property, plant and equipment, net	9,311,126	8,982,834	7,822,220
Other assets	2,415,161	2,346,879	2,170,051
Total assets	$12,838,868	$12,555,211	$11,181,660

Current portion of long-term debt	$450,005	$450,000	$19
Short-term debt	-	26,000	-
Borrowings under utility money pool arrangement	145,000	65,000	-
Other current liabilities	991,712	1,018,456	884,199
Total current liabilities	1,586,717	1,559,456	884,218

Deferred credits and other liabilities	4,472,518	4,382,082	3,463,380
Long-term debt	2,889,396	2,888,897	3,337,893
Common stockholder’s equity	3,890,237	3,724,776	3,496,169
Total liabilities and equity	$12,838,868	$12,555,211	$11,181,660

CRITICAL ACCOUNTING POLICIES

You should consider the financial data and other information contained in our audited and unaudited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012, which we incorporate by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the first mortgage bonds.

Preparation of the consolidated financial statements and related disclosures in compliance with generally accepted accounting principles requires the application of accounting rules and guidance, as well as the use of estimates. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and anticipated recovery of costs. These judgments could materially impact the consolidated financial statements and disclosures, based on varying assumptions. In addition, the financial and operating environment also may have a significant effect on the operation of the business and on the results reported even if the nature of the accounting policies applied have not changed. The accounting policies described below are the most critical to the portrayal of our financial condition and results, and require management’s most difficult, subjective or complex judgments. Each of these has a higher potential likelihood of resulting in materially different reported amounts under different conditions or using different assumptions. Each critical accounting policy has been discussed with the audit committee of Xcel Energy’s board of directors.

Regulatory Accounting

We are a rate-regulated entity that is subject to the accounting for regulated operations, which provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those incurred costs in rates, if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates will be charged and collected. Our rates are derived through the ratemaking process, which results in the recording of regulatory assets and liabilities based on the probability of future cash flows. Regulatory assets represent incurred or accrued costs that have been deferred because they are probable of future recovery from customers. Regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or amounts collected in current rates for future costs. In other businesses or industries, regulatory assets and regulatory liabilities would generally be charged to net income or other comprehensive income.

As of June 30, 2012 and December 31, 2011, we had recorded regulatory assets of $1,046.8 million and $1,013.7 million, respectively, and regulatory liabilities of $499.5 million and $571.6 million, respectively. We are subject to regulation that varies from jurisdiction to jurisdiction. If future recovery of costs, in any such jurisdiction, ceases to be probable, we would be required to charge these assets to current net income or other comprehensive income. While there are no current or expected proposals or changes in the regulatory environment that impact the probability of future recovery of these assets, if the SEC should mandate the use of international financial accounting standards, or “IFRS,” the lack of an accounting standard for rate-regulated entities under IFRS could require us to charge certain regulatory assets and regulatory liabilities to net income or other comprehensive income.

Income Tax Accruals

Judgment, uncertainty, and estimates are a significant aspect of the income tax accrual process that accounts for the effects of current and deferred income taxes. Uncertainty associated with the application of tax statutes and regulations and the outcomes of tax audits and appeals require that judgment and estimates be made in the accrual process and in the calculation of the effective tax rates.

Effective tax rates are also highly impacted by assumptions. Effective tax rate calculations are revised every quarter based on best available year end tax assumptions (income levels, deductions, credits, etc.) by legal entity; adjusted in the following year after returns are filed, with the tax accrual estimates being trued-up to the actual amounts claimed on the tax returns; and further adjusted after examinations by taxing authorities have been completed.

In accordance with the interim reporting guidance, a tax expense or benefit is recorded every quarter to eliminate the difference in continuing operations tax expense computed based on the actual year-to-date effective tax rates and the forecasted annual effective tax rates.

Accounting for income taxes also requires that only tax benefits that meet the more likely than not recognition threshold can be recognized or continue to be recognized. The change in the unrecognized tax benefits needs to be reasonably estimated based on evaluation of the nature of uncertainty, the nature of the event that could cause the change and an estimated range of reasonably possible changes. At any period end, and as new developments occur, management will use prudent business judgment to derecognize appropriate amounts of tax benefits. Unrecognized tax benefits can be recognized as issues are favorably resolved and loss exposures decline.

As disputes with the Internal Revenue Service and state tax authorities are resolved over time, we may need to adjust our unrecognized tax benefits and interest accruals to the updated estimates needed to satisfy tax and interest obligations for the related issues. These adjustments may be favorable or unfavorable, increasing or decreasing earnings.

Employee Benefits

Xcel Energy offers various benefit plans to its subsidiaries’ employees, including our employees. Xcel Energy’s pension costs are based on an actuarial calculation that includes a number of key assumptions, most notably the annual return level that pension investment assets will earn in the future and the interest rate used to discount future pension benefit payments to a present value obligation for financial reporting. In addition, the actuarial calculation uses an asset-smoothing methodology to reduce the volatility of varying investment performance over time. A portion of Xcel Energy’s pension costs are attributable to its operating subsidiaries, including us.

Pension costs and funding requirements are expected to increase in the next few years. While investment returns exceeded the assumed levels from 2009 through 2011, investment returns in 2007 and 2008 were significantly below the assumed levels. The pension cost calculation uses a market-related valuation of pension assets. Xcel Energy uses a calculated value method to determine the market-related value of the plan assets. The market-related value is determined by adjusting the fair market value of assets at the beginning of the year to reflect the investment gains and losses (the difference between the actual investment return and the expected investment return on the market-related value) during each of the previous five years at the rate of 20 percent per year. As these differences between the actual investment returns and the expected investment returns are incorporated into the market-related value, the differences are recognized over the expected average remaining years of service for active employees.

Based on current assumptions and the recognition of past investment gains and losses, currently it is projected that the pension costs recognized for financial reporting purposes will increase from an expense of $47.8 million in 2010 and an expense of $81.0 million in 2011 to an expense of $125.5 million in 2012 and an expense of $137.7 million in 2013, of which $29.0 million in 2012 and $36.9 million in 2013 is expected to be attributed to us. The expected increase in the 2012 expense is due to the continued phase in of unrecognized plan losses primarily resulting from the market decline in 2008.

At December 31, 2011, Xcel Energy set the rate of return used to measure pension costs at 7.5 percent, which is a 29 basis point decrease from December 31, 2010. The rate of return used to measure postretirement health care costs of 7.5 percent at December 31, 2011 was unchanged from December 31, 2010.

Xcel Energy set the discount rate used to value the December 31, 2011 pension and postretirement health care obligations at 5.0 percent, which is a 50 basis point decrease from December 31, 2010. Multiple reference points are used in determining the discount rate, including Citigroup Pension Liability Discount Curve, the Citigroup Above Median Curve and bond matching studies. At December 31, 2011, these reference points supported the selected rate. In addition to the reference points utilized above, general survey data provided by our actuaries is also reviewed to assess the reasonableness of the discount rate selected.

The Pension Protection Act changed the minimum funding requirements for defined benefit pension plans beginning in 2008. Xcel Energy made voluntary and required pension funding contributions for 2010 through 2012. In January 2012, contributions of $190.5 million were made across four of Xcel Energy’s pension plans, of which $79.3 million was attributable to us. In 2011, contributions of $137.3 million were made across three of Xcel Energy’s pension plans, of which $41.4 million was attributable to us. In 2010, contributions of $34 million were made to the Xcel Energy Pension Plan, of which $20.2 million was attributable to us. For future years, we anticipate contributions will be made as necessary. These amounts are estimates and may change based on actual market performance, changes in interest rates and any changes in governmental regulations. Therefore, additional contributions could be required in the future.

If alternative assumptions were used at December 31, 2011, a 1% change would result in the following impact on our 2012 pension expense:

	Pension Costs
	+1%	−1%
	(Millions of Dollars)
Effect on December 31, 2011 Benefit Obligations:
Rate of Return	$(9.2)	$9.6
Discount Rate	$(1.8)	$2.5

Effective December 31, 2011, the initial medical trend assumption was reduced from 6.5 percent to 6.3 percent. The ultimate trend assumption remained unchanged at 5.0 percent. The period until the ultimate rate is reached remained unchanged at eight years. The medical trend assumption is based on the long-term cost inflation expected in the health care market, considering the levels projected and recommended by industry experts, as well as recent actual medical cost increases experienced by Xcel Energy’s retiree medical plan. Xcel Energy contributed $49.0 million and $48.4 million during 2011 and 2010, respectively, to the postretirement health care plans, of which $12.5 million in 2011 and $9.8 million in 2010 were attributed to us. Xcel Energy expects to contribute approximately $39.1 million during 2012 of which $12.0 million would be attributable to us.

Xcel Energy recovers employee benefits costs in its regulated utility operations consistent with accounting guidance with the exception of the areas noted below.

●
We recognize pension expense in all regulatory jurisdictions based on expense as calculated using the aggregate normal cost actuarial method.  Differences between aggregate normal cost and expense as calculated are deferred as a regulatory liability.

●
FERC jurisdictions allow the recovery of other post retirement benefit costs only to the extent that recognized expense is matched by cash contributions to an irrevocable trust. Xcel Energy has consistently funded at a level to allow full recovery of costs in these jurisdictions.

Nuclear Decommissioning

Xcel Energy recognizes liabilities for the expected cost of retiring tangible long-lived assets for which a legal obligation exists. These asset retirement obligations, or “AROs”, are recognized at fair value as incurred and are capitalized as part of the cost of the related long-lived assets. In the absence of quoted market prices, Xcel Energy estimates the fair value of its AROs using present value techniques, in which it makes various assumptions including estimates of the amounts and timing of future cash flows associated with retirement activities, credit-adjusted risk free rates and cost escalation rates. When Xcel Energy revises any assumptions used to estimate AROs, it adjusts the carrying amount of both the ARO liability and the related long-lived asset. Xcel Energy accretes ARO liabilities to reflect the passage of time using the interest method.

A significant portion of Xcel Energy’s AROs relates to the future decommissioning of our nuclear facilities. The total obligation for nuclear decommissioning currently is expected to be funded 100 percent by the external decommissioning trust fund. The difference between regulatory funding (including depreciation expense less returns from the external trust fund) and amounts recorded under current accounting guidance are deferred as a regulatory asset. The amounts recorded for AROs related to future nuclear decommissioning were $1,482.7 million and $809.5 million as of December 31, 2011 and 2010, respectively. Based on their significance, the following discussion relates specifically to the AROs associated with nuclear decommissioning.

We obtain periodic site-specific cost studies in order to estimate the nature, cost and timing of planned nuclear decommissioning activities. These independent third party cost studies are based on relevant information available at the time performed; however, estimates of future cash flows for extended periods of time are by nature highly uncertain and may vary significantly from actual results.

In December 2011, we submitted to the Minnesota Public Utility Commission, or the “MPUC”, our triennial nuclear decommissioning filing. The filing includes a current decommissioning study, which covers all expenses over the estimated lives of the nuclear plants, including decontamination and removal of radioactive material. The estimated future costs are initially determined in nominal amounts prior to escalation adjustments, then future periods’ costs are escalated using decommissioning-specific cost escalators and finally discounted using risk-free, credit adjusted interest rates.

The following key assumptions have a significant effect on these estimates:

●
Timing.  Decommissioning cost estimates are impacted by each facility’s retirement date, as well as the expected timing of the actual decommissioning activities. Currently, the estimated retirement dates coincide with each units operating license with the NRC (i.e., 2030 for Monticello and 2033 and 2034 for Prairie Island’s Unit 1 and 2, respectively). The estimated timing of the decommissioning activities is based upon a methodology required by the MPUC (i.e., DECON method). By utilizing this method, which assumes prompt removal and dismantlement, these activities are expected to begin at the end of the license date and be completed for both facilities by 2067.

●
Technology and Regulation.  There is limited experience with actual decommissioning of large nuclear facilities. Changes in technology and experience as well as changes in regulations regarding nuclear decommissioning could cause cost estimates to change significantly. Our 2011 nuclear decommissioning filing assumes current technology and regulations.

●
Escalation Rates.  Escalation rates represent projected cost increases over time due to both general inflation and increases in the cost of specific decommissioning activities. We used an escalation rate of 3.63 percent in calculating the AROs related to nuclear decommissioning for the remaining operational period through the radiological decommissioning period. An escalation rate of 2.63 percent was utilized for the period of operating costs related to interim dry cask storage of spent nuclear fuel and site restoration.

●
Discount Rates.   Changes in timing or estimated expected cash flows that result in upward revisions to the ARO are calculated using the then-current credit-adjusted risk-free interest rate. The credit-adjusted risk-free rate in effect when the change occurs is used to discount the revised estimate of the incremental expected cash flows of the retirement activity. If the change in timing or estimated expected cash flows results in a downward revision of the asset retirement obligation, the undiscounted revised estimate of expected cash flows is discounted using the credit-adjusted risk-free rate in effect at the date of initial measurement and recognition of the original ARO. The estimated expected cash flows that changed as a result of the 2011 triennial nuclear decommissioning filing resulted in upward revisions to the ARO. As such, the new cost layer was calculated using a 4.33 percent credit-adjusted risk-free rate.

Significant uncertainties exist in estimating the future cost of nuclear decommissioning including the method to be utilized, the ultimate costs to decommission, and the planned method of disposing spent fuel. If different cost estimates, life assumptions or cost escalation rates were utilized, the AROs could change materially. However, changes in estimates have minimal impact on results of operations as we expect to continue to recover all costs in future rates.

We continually make judgments and estimates related to these critical accounting policy areas, based on an evaluation of the varying assumptions and uncertainties for each area. The information and assumptions underlying many of these judgments and estimates will be affected by events beyond our control, or otherwise change over time. This may require adjustments to recorded results to better reflect the events and updated information that becomes available. The financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2011, along with expenses and contributions as reported on our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, reflect management’s best estimates and judgments of the impact of these factors as of June 30, 2012.

These policies are further discussed in the “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011	2010
	(Thousands of Dollars)
Net cash provided by operating activities	$251,191	$551,297	$1,049,331	$874,296

Net cash provided by operating activities decreased by $300.1 million, or 54.4%, for the first six months of 2012 compared with the first six months of 2011.  The decrease was primarily the result of changes in working capital due to timing of payments and receipts as well as higher pension contributions in 2012.

Net cash provided by operating activities increased by $175.0 million, or 20.0%, for the year ended December 31, 2011, compared with the year ended December 31, 2010. This increase was largely due to higher net income, changes in working capital due to timing of payments and the receipt of the nuclear waste disposal settlement of $100 million, of which $14.5 million was allocated to NSP-Wisconsin.  These increases were partially offset by cash paid for income taxes in 2011, as compared to cash received for income taxes in 2010, and by higher pension contributions in 2011.

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011	2010
	(Thousands of Dollars)
Net cash used in investing activities	$(334,186)	$(558,870)	$(1,045,194)	$(1,180,117)

Net cash used in investing activities decreased by $224.7 million, or 40.2%, for the first six months of 2012 compared with the first six months of 2011. The decrease was primarily related to lower capital expenditures in 2012, primarily related to the Monticello enhanced power uprate project in 2011, the change in restricted cash due to customer refunds associated with the nuclear waste disposal settlement with the U.S. Department of Energy and the receipt of insurance proceeds for Sherco Unit 3, partially offset by lower net advances from an affiliate. In November 2011, Sherco Unit 3 experienced a significant failure of its turbine, generator, and exciter systems and was shut down for replacement and repair of damaged systems.

Net cash used in investing activities decreased by $134.9 million, or 11.4%, for the year ended December 31, 2011, compared with the year ended December 31, 2010. This decrease was primarily due to lower capital expenditures in 2011, primarily related the Nobles Wind project going into service in 2010 and higher net advances from an affiliate, partially offset by the change in restricted cash due to customer refunds associated with the nuclear waste disposal settlement with the U.S. Department of Energy.

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011	2010
	(Thousands of Dollars)
Net cash provided by (used in) financing activities	$83,540	$13,963	$(16,540)	$297,926

Net cash provided by financing activities increased by $69.6 million for the first six months of 2012 compared with the first six months of 2011.  The increase was primarily due to higher net borrowings under the utility money pool arrangement.

Net cash used in financing activities increased by $314.5 million for the year ended December 31, 2011, compared with the year ended December 31, 2010. This increase was primarily due to lower proceeds from the issuance of long-term debt and lower capital contributions from Xcel Energy Inc., partially offset by higher repayments for long-term debt and higher net borrowings under the utility money pool arrangement.

Capital Requirements

The estimated cost, as of December 31, 2011, of our capital expenditure program is approximately $1.1 billion in 2012, approximately $1.4 billion in 2013, approximately $1.2 billion in 2014, approximately $1.0 billion in 2015, and approximately $1.2 billion in 2016.

Our capital expenditure programs are subject to continuing review and modification. Actual utility construction expenditures may vary from the estimates due to changes in electric and natural gas projected load growth, regulatory decisions, desired legislative initiatives, reserve margins and the availability of purchased power, as well as alternative plans for meeting our long-term energy needs. In addition, our evaluation of compliance with future environmental requirements and renewable portfolio standards to install emission-control equipment, and merger, acquisition and divestiture opportunities to support corporate strategies may impact actual capital requirements.

Contractual Obligations and Other Commitments.  We have a variety of contractual obligations and other commitments that will need to be funded in the future, in addition to our capital expenditure programs. The following is a summarized table of contractual obligations as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
	(Thousands of Dollars)
Long-term debt, principal and interest payments (1)	$6,404,309	$637,424	$326,863	$570,145	$4,869,877
Operating leases (2)(3)	892,048	63,211	125,891	125,476	577,470
Unconditional purchase obligations	4,587,367	666,497	1,177,963	904,144	1,838,763
Other long-term obligations (4)	51,196	14,206	24,410	12,580	-
Payments to vendors in process	12,135	12,135	-	-	-
Short-term debt	26,000	26,000	-	-	-
Total contractual cash obligations (5)(6)(7)(8)	$11,973,055	$1,419,473	$1,655,127	$1,612,345	$7,286,110

(1)
Includes interest payments over the term of the debt. Interest is calculated using the applicable interest rate at December 31, 2011 and outstanding principal for each investment with the term ending at each instrument’s maturity.

(2)
Under some leases, including our aircraft leases, we must sell or purchase the property that we lease if we choose to terminate before the scheduled lease expiration date. As of December 31, 2011, the amount that we would have to pay if we chose to terminate the leases was approximately $17.6 million. In addition, at the end of the leases’ terms, each lease must be extended, the asset must be purchased for the greater of the fair value or unamortized value or the asset must be sold to a third party with us making up any deficiency between the sales price and the unamortized value.

(3)
Included in operating lease payments are $55.0 million, $112.7 million, $116.6 million, and $557.6 million for less than one year, one to three years, four to five years, and after five years, respectively, pertaining to purchase power agreements that were accounted for as operating leases.

(4)	Other long-term obligations relate primarily to amounts associated with technology agreements as well as uncertain tax positions.

(5)
We have contracts providing for the purchase and delivery of a significant portion of our current coal and natural gas requirements. We have entered into agreements with utilities and other energy suppliers for purchased power to meet system load and energy requirements, replace generation from company-owned units under maintenance and during outages, and meet operating reserve obligations. Certain contractual purchase obligations are adjusted based on indices. The effects of price changes are mitigated through cost of energy adjustment mechanisms.

(6)
We also have the outstanding authority under operating and maintenance contracts to purchase up to approximately $634.8 million of goods and services through the year 2025, in addition to the amounts disclosed in this table and in the forecasted capital expenditures.

(7)	In January 2012, Xcel Energy contributed $190.5 million, to four of its pension plans, of which $79.3 million was allocated to us.

(8)	Xcel Energy expects to contribute approximately $39.1 million to the postretirement health care plans during 2012, of which $12.0 million would be attributable to us.

Dividend Policy

Historically, we have paid quarterly dividends to Xcel Energy. In the first six months of 2012 and in fiscal years 2011, 2010, and 2009, we paid dividends to Xcel Energy of $116.1 million, $232.5 million, $233.2 million and $232.7 million, respectively. The amount of dividends that we can pay to Xcel Energy is limited to some extent by the Mortgage Indenture for the first mortgage bonds offered by this prospectus supplement and other borrowing arrangements, as well as by our capital structure order approved by the MPUC. As of December 31, 2011, we could have paid an additional $1.2 billion in dividends to Xcel Energy under our Mortgage Indenture. The payment of dividends is also subject to the FERC’s jurisdiction under the Federal Power Act, which prohibits the payment of dividends out of capital accounts; payment of dividends is allowed out of retained earnings only.

Capital Sources

We expect to meet future financing requirements by periodically issuing long-term debt and short-term debt and by receiving equity contributions from Xcel Energy to maintain desired capitalization ratios. In the first six months of 2012 and in 2011 and 2010, we received equity contributions from Xcel Energy of $145.6 million, $125.0 million and $212.8 million, respectively. Our current financing authority from the MPUC requires us to maintain a common equity ratio of between 47.07% and 57.53%. For these purposes, our common equity as of December 31, 2011 was 52.1% of our total capitalization. To the extent Xcel Energy experiences constraints on available capital sources, it may limit its equity contributions to us.

We have a money pool arrangement with Xcel Energy Inc. that allows for short-term investments in and borrowings between Xcel Energy Inc. and NSP‑Minnesota, PSCo and SPS.  Xcel Energy Inc. may make investments in these utility subsidiaries at market-based interest rates; however, the money pool arrangement does not allow the utility subsidiaries to make investments in Xcel Energy Inc.  We have a borrowing limit of $250 million under the money pool arrangement.  At July 31, 2012, we had approximately $223 million of utility money pool borrowings outstanding at a weighted average interest rate of 0.33%.

We have a $500 million revolving credit facility that expires in July 2017. We have the right to request an extension of the revolving termination date for two additional one-year periods, subject to majority bank group approval. The credit facility serves as back-up liquidity for general corporate purposes including letters of credit and refinancing indebtedness outstanding from time to time. After considering outstanding letters of credit and short-term debt borrowings, as of July 31, 2012, we had approximately $491 million available under this revolving credit facility. We expect to use a portion of the net proceeds from this offering to repay the outstanding short-term debt borrowings, including our utility money pool borrowings. See “Use of Proceeds” in this prospectus supplement for more information.

Short-Term Funding Sources

Historically, we have used a number of sources to fulfill short-term funding needs, including operating cash flow, notes payable, commercial paper, utility money pool borrowings and bank lines of credit. The amount and timing of short-term funding needs depend in large part on financing needs for utility construction expenditures and working capital as discussed above under the caption “— Capital Requirements.”

Operating cash flow as a source of short-term funding is affected by such operating factors as weather; regulatory requirements, including rate recovery of costs, environmental regulation compliance and industry deregulation; changes in the trends for energy prices; and supply and operational uncertainties, all of which are difficult to predict.

Short-term borrowing as a source of short-term funding is affected by access to the capital markets on reasonable terms. Our access varies based on our financial performance and existing debt levels. If our current debt levels are perceived to be at or higher than standard industry levels or those levels that can be sustained by our current operating performance, our access to reasonable short-term borrowings could be limited. These factors are evaluated by credit rating agencies that review our and Xcel Energy’s operations on an ongoing basis.

Our cost of capital and access to capital markets for both long-term and short-term funding are dependent in part on credit rating agency reviews. As discussed above under the caption “Risk Factors,” our credit ratings could be lowered or withdrawn in the future.

As of June 30, 2012, we had cash and cash equivalents of approximately $26.6 million.

SUPPLEMENTAL DESCRIPTION OF THE FIRST MORTGAGE BONDS

Please read the following information concerning the first mortgage bonds offered by this prospectus supplement in conjunction with the statements under the caption “Description of the First Mortgage Bonds” in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the Mortgage Indenture, as supplemented by the Supplemental Trust Indenture dated as of August 1, 2012 relating to the first mortgage bonds offered by this prospectus supplement. The Mortgage Indenture, as supplemented and restated, is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the first mortgage bonds are being offered and sold. As of August 1, 2012, there were 13 series of first mortgage bonds outstanding under the Mortgage Indenture in an approximate aggregate principal amount of $3.3 billion.

General

We will offer $300 million principal amount of the 2022 Bonds, as a series of first mortgage bonds under the Mortgage Indenture. The entire principal amount of the 2022 Bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on August 15, 2022.

We will offer $500 million principal amount of the 2042 Bonds, as a series of first mortgage bonds under the Mortgage Indenture. The entire principal amount of the 2042 Bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on August 15, 2042.

Interest Payments

Each first mortgage bond will bear interest at the respective annual rate set forth on the cover page of this prospectus supplement for the applicable series from August 13, 2012, payable semiannually on February 15 and August 15 of each year, beginning February 15, 2013 to the person in whose name the first mortgage bond is registered at the close of business on the February 1 or August 1 immediately preceding such February 15 and August 15. Interest at maturity will be paid to the person to whom principal is paid. So long as the first mortgage bonds are in book-entry only form, we will wire any payments of principal, interest and premium to The Depository Trust Company, or “DTC”, as depository, or its nominee. See “Book-Entry System” in the accompanying prospectus for a discussion of the procedures for payment to the beneficial owners of the first mortgage bonds. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months based on the actual number of days elapsed. In the event that any date on which interest is payable on the first mortgage bonds is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. The term “business day” means any day other than a Saturday or Sunday or a day on which the offices of the Trustee in the city of Chicago, Illinois, are closed pursuant to authorization of law.

Reopening of Series

We may, from time to time, without the consent of the holders of the applicable series of first mortgage bonds offered by this prospectus supplement, reopen either or both series of the first mortgage bonds and issue additional first mortgage bonds of the applicable series with the same terms (including maturity and interest payment terms), except for the price to public and issue date, as the first mortgage bonds offered by this prospectus supplement. Any such additional first mortgage bonds, together with the first mortgage bonds of the applicable series offered by this prospectus supplement, will constitute a single series under the Mortgage Indenture.

Optional Redemption

At any time prior to February 15, 2022, we may redeem, in whole or in part, the 2022 Bonds at a “make whole” redemption price equal to the greater of (1) 100% of the principal amount of such 2022 Bonds being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 Bonds being redeemed (excluding the portion of any such interest accrued to the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below) plus 10 basis points, plus, in each case, accrued and unpaid interest thereon to but excluding the date of redemption. At any time on or after February 15, 2022, we may redeem, in whole or in part, the 2022 Bonds at 100% of the principal amount of the 2022 Bonds being redeemed plus accrued and unpaid interest thereon to but excluding the date of redemption.

At any time prior to February 15, 2042, we may redeem, in whole or in part, the 2042 Bonds at a “make whole” redemption price equal to the greater of (i) 100% of the principal amount of the 2042 Bonds being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2042 Bonds being redeemed (excluding the portion of any such interest accrued to the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below) plus 15 basis points, plus, in each case, accrued and unpaid interest thereon to but excluding the date of redemption. At any time on or after February 15, 2042, we may redeem, in whole or in part, the 2042 Bonds at 100% of the principal amount of the 2042 Bonds being redeemed plus accrued and unpaid interest thereon to but excluding the date of redemption.

We may redeem, in whole or in part, one series of the first mortgage bonds offered hereby without redeeming the other series.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the applicable series of first mortgage bonds being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of first mortgage bonds being redeemed.

“Comparable Treasury Price” means (1) the average of the Reference Treasury Dealer Quotations for the date fixed for redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations for the date fixed for redemption, or (2) if the we obtain fewer than four Reference Treasury Dealer Quotations for the date fixed for redemption, the average of all of the Reference Treasury Dealer Quotations for the date fixed for redemption.

“Independent Investment Banker” means each of J.P. Morgan Securities LLC, UBS Securities LLC, and Wells Fargo Securities, LLC or their respective successors or, if such firms or their respective successors are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealer” means (1) each of J.P. Morgan Securities LLC, UBS Securities LLC, and a Primary Treasury Dealer (defined herein) selected by Wells Fargo Securities, LLC, and their respective successors, provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer (a “Primary Treasury Dealer”), we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by us after consultation with an Independent Investment Banker.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by an Independent Investment Banker, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to an Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m., Eastern time, on the third business day preceding the date fixed for redemption.

“Treasury Yield” means, for any date fixed for redemption, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Yield will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date fixed for redemption. The Treasury Yield will be calculated on the third business day preceding the date fixed for redemption.

If we elect to redeem fewer than all of the first mortgage bonds of a particular series, the Mortgage Trustee will select, in a manner as it deems fair and appropriate, the particular first mortgage bonds from such series of first mortgage bonds or portions of them to be redeemed. Notice of redemption will be given by mail not less than 30 days prior to the date fixed for redemption to the holders of first mortgage bonds to be redeemed (which, as long as the first mortgage bonds are held in the book-entry only system, will be the Depository, its nominee or a successor depository). On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the first mortgage bonds called for redemption or the portions of them so called for redemption will cease to accrue.

Sinking Fund

Neither series of the first mortgage bonds provides for any sinking fund.

Form and Denomination

Each series of the first mortgage bonds will be issued as one or more global securities in the name of DTC or a nominee of DTC and will be available only in book-entry form. See “Book-Entry System” in the accompanying prospectus. The first mortgage bonds of each series will be issued only in denominations of $1,000 and integral multiples thereof.

Events of Default

See “Description of the First Mortgage Bonds—Defaults” in the accompanying prospectus.

Same-Day Settlement and Payment

The underwriters will pay us and settle for the first mortgage bonds in immediately available funds. We will make all payments of principal and interest in immediately available funds.

The first mortgage bonds will trade in DTC’s same-day funds settlement system until maturity or until the first mortgage bonds are issued in certificated form, and secondary market trading activity in the first mortgage bonds will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the first mortgage bonds.

Governing Law

The Mortgage Indenture is, and the first mortgage bonds will be, governed by and construed in accordance with the laws of the State of Minnesota.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, for whom J.P. Morgan Securities LLC, UBS Securities LLC, and Wells Fargo Securities, LLC are acting as representatives, and each of the underwriters has severally, and not jointly, agreed to purchase, the respective principal amounts of first mortgage bonds set forth opposite its name below:

Underwriters	Principal Amount of the 2022 Bonds	Principal Amount of the 2042 Bonds
Barclays Capital Inc.	$54,000,000	$90,000,000
J.P. Morgan Securities LLC	54,000,000	90,000,000
KeyBanc Capital Markets Inc.	54,000,000	90,000,000
UBS Securities LLC	54,000,000	90,000,000
Wells Fargo Securities, LLC	54,000,000	90,000,000
BMO Capital Markets Corp.	15,000,000	25,000,000
BNY Mellon Capital Markets, LLC	15,000,000	25,000,000
Total	$300,000,000	$500,000,000

The underwriters have agreed to purchase all of the first mortgage bonds sold under the underwriting agreement if any of the first mortgage bonds are purchased. The underwriting agreement provides that the obligations of the several underwriters to purchase the first mortgage bonds offered by this prospectus supplement are subject to the approval of specified legal matters by their counsel and several other specified conditions. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have advised us that they propose to offer each series of the first mortgage bonds offered by this prospectus supplement to the public at the respective public offering price set forth on the cover of this prospectus supplement for the applicable series and may offer the first mortgage bonds to certain securities dealers at such price less a concession not in excess of 0.40% of the principal amount of the 2022 Bonds and 0.50% of the principal amount of the 2042 Bonds. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the 2022 Bonds, and 0.25% of the principal amount of the 2042 Bonds, on sales to certain other brokers and dealers. After the initial offering of the first mortgage bonds, the underwriters may change the offering price and the other selling terms. The offering of the first mortgage bonds by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts that we will pay to the underwriters in connection with this offering of first mortgage bonds (expressed as a percentage of the principal amount of the applicable series of first mortgage bonds):

Paid by the Company
Per 2022 Bond	0.650%
Per 2042 Bond	0.875%

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.9 million. Prior to the offering, there has been no public market for the first mortgage bonds.

The first mortgage bonds of each series are a new issue of securities with no established trading market. The underwriters have informed us that they may make a market in the first mortgage bonds from time to time. The underwriters are not obligated to do this, and they may discontinue this market making for either or both series of first mortgage bonds at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the first mortgage bonds or that an active market for the first mortgage bonds will develop. We do not intend to apply for listing of the first mortgage bonds on any securities exchange or automated quotation system.

In connection with the offering of the first mortgage bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of either or both series of the first mortgage bonds. Specifically, the underwriters may sell a greater number of first mortgage bonds than they are required to purchase in connection with the offering of the first mortgage bonds, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, first mortgage bonds in the open market to cover syndicate short positions or to stabilize the price of the first mortgage bonds. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the first mortgage bonds in the offering of the first mortgage bonds, if the syndicate repurchases previously distributed first mortgage bonds in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the first mortgage bonds above independent market levels. Neither we nor any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the first mortgage bonds. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased first mortgage bonds sold by or for the account of such underwriter in stabilizing or short-covering transactions.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

It is expected that delivery of the first mortgage bonds will be made against payment for the first mortgage bonds on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the first mortgage bonds on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the first mortgage bonds initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the first mortgage bonds who wish to trade the first mortgage bonds on the date of this prospectus supplement or the next succeeding business day should consult their own advisors.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in other investment banking or commercial banking transactions with us and our affiliates, including acting as lenders under our loan facilities and those of some of our affiliates. They have received or will receive customary fees and commissions for these transactions. BNY Mellon Capital Markets, LLC, one of the underwriters, is an affiliate of The Bank of New York Mellon Trust Company, N.A., the trustee under the indenture governing the first mortgage bonds.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours or our affiliates. If any of the underwriters and their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of these underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies.  Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the first mortgage bonds offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the first mortgage bonds offered hereby.  The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of the first mortgage bonds or the possession, circulation or distribution of any material relating to us in any jurisdiction where action for such purpose is required. Accordingly, the first mortgage bonds may not be offered or sold, directly or indirectly, nor may any offering material or advertisement in connection with the first mortgage bonds (including this prospectus supplement and the accompanying prospectus and any amendment or supplement hereto or thereto) be distributed or published, in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

LEGAL OPINIONS

Legal opinions relating to the first mortgage bonds offered by this prospectus supplement will be rendered by our counsel, Scott M. Wilensky, Minneapolis, Minnesota, and Jones Day, Chicago, Illinois, counsel for our company. Certain legal matters relating to the first mortgage bonds will be passed upon by Hunton & Williams LLP, New York, New York, for the underwriters. Scott M. Wilensky is our Senior Vice President and General Counsel and is the beneficial owner of less than 1% of the common stock of our parent company, Xcel Energy.

PROSPECTUS

$1,200,000,000

NORTHERN STATES POWER COMPANY

(a Minnesota corporation)

414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

FIRST MORTGAGE BONDS
SENIOR UNSECURED DEBT SECURITIES

We may offer for sale, from time to time, up to $1,200,000,000 aggregate principal amount, together or separately, any combination of our first mortgage bonds and senior unsecured debt securities. We refer to the first mortgage bonds and the senior unsecured debt securities as the “securities” in this prospectus.

This prospectus describes some of the general terms that may apply to the securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

You should carefully consider the risk factors set forth in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission before making any decision to invest in any of the securities described in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 9, 2012.

ABOUT THIS PROSPECTUS

This document is called a “prospectus,” and it provides you with a general description of the securities we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and in a prospectus supplement, you should rely on the information in that prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the caption “Where You Can Find More Information.” We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with the prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” using a shelf registration process. Under this shelf process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,200,000,000. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You should read the registration statement and the related exhibits and schedules for more information about us and our securities. The registration statement and the related exhibits and schedules can be read at the SEC’s website or at the SEC’s offices. The SEC’s website and street addresses are provided under the caption “Where You Can Find More Information.”

The distribution of this prospectus and the applicable prospectus supplement and the offering of the securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus and the applicable prospectus supplement come should inform themselves about and observe any such restrictions. This prospectus and the applicable prospectus supplement do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offering or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should rely only on the information provided in this prospectus and in the applicable prospectus supplement, including any information incorporated by reference. No one is authorized to provide you with information different from that which is contained, or deemed to be contained, in this prospectus and applicable prospectus supplement. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

Unless otherwise specified or unless the context requires otherwise, all references in this prospectus to “Northern States Power Company” “NSP,” “we,” “us,” “our,” “the Company,” or similar terms refer to Northern States Power Company.

ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and other information with the SEC. Our SEC filings are available to the public on the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Roomlocated at 100F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can also obtain copies of the documents at prescribed rates by writing to the Office of Investor Education and Advocacy of the SEC at 100 F Street, N.E., Washington, D.C. 20549.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” (other than information deemed to have been “furnished” rather than “filed” in accordance with SEC rules) from the date of this prospectus (including all filings we make under the Exchange Act following the date of our initial registration statement but prior to the effectiveness of such registration statement) until we sell all of the securities offered by this prospectus:

●
our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 27, 2012, including information specifically incorporated by reference into our Form 10-K from Xcel Energy Inc.’s definitive Proxy Statement for its 2012 Annual Meeting of Shareholders;

●	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012; and

●	our Current Reports on Form 8-K filed with the SEC on March 2, 2012, April 3, 2012 and June 8, 2012.

We will provide, without charge, to each person, including any beneficial owner of our securities to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents referred to above that have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request these documents from:

Attn: Corporate Secretary
Northern States Power Company
c/o Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

iii

OUR COMPANY

We were incorporated in 2000 under the laws of the State of Minnesota. We are an operating utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Minnesota, North Dakota and South Dakota. We also purchase, transport, distribute and sell natural gas to retail customers and transport customer-owned gas in Minnesota and North Dakota. As of December 31, 2011, we provided electric utility service to approximately 1.4 million customers and natural gas utility service to approximately 0.5 million customers.

We are a wholly owned subsidiary of Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”). Xcel Energy was incorporated under the laws of the State of Minnesota in 1909. Among Xcel Energy’s other subsidiaries are Public Service Company of Colorado, a Colorado corporation, Southwestern Public Service Company, a New Mexico corporation, and Northern States Power Company, a Wisconsin corporation (“NSP-Wisconsin”). Xcel Energy is a publicly held company and files periodic reports and other documents with the SEC. Most of the members of our board of directors and many executive officers also are executive officers of Xcel Energy.

Our electric production and transmission system is managed as an integrated system with that of NSP-Wisconsin, jointly referred to as the NSP System. The electric production and transmission costs of the entire NSP System are shared by us and NSP-Wisconsin. A Federal Energy Regulatory Commission-approved agreement between the two companies, called the Interchange Agreement, provides for the sharing of all costs of generation and transmission facilities of the NSP System, including capital costs. Such costs include our current and potential obligations related to our nuclear generating facilities.

We own the following direct subsidiaries: United Power and Land Co., which holds real estate; and NSP Nuclear Corporation, which holds our interest in the Nuclear Management Company.

Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401, and our telephone number is (612) 330-5500.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, including meeting our working capital requirements, funding capital expenditures and acquisitions, repaying short-term debt and refunding long-term debt at maturity or otherwise. Until the net proceeds from the sale of the offered securities have been used, we may invest them temporarily in interest-bearing obligations.

RATIO OF CONSOLIDATED EARNINGS TO
CONSOLIDATED FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Ratio of consolidated earnings to consolidated fixed charges	2.5	3.2	2.9	3.0	2.9	3.1

For purposes of computing the ratio of consolidated earnings to consolidated fixed charges, (1) earnings consist of income from continuing operations before income taxes plus fixed charges; and (2) fixed charges consist of interest charges, including interest on long-term debt, the interest component on leases, other interest charges and amortization of debt discount, premium and expense.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

The description below contains a summary of selected provisions of the indenture, including supplemental indentures, under which the first mortgage bonds will be issued. This summary is not complete. The indenture and the form of supplemental indenture applicable to the first mortgage bonds have been filed as exhibits to the registration statement of which this prospectus constitutes a part. You should read them for provisions that may be important to you. In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

We are not required to issue future issues of indebtedness under the indenture described below. We are free to use other indentures or documentation containing provisions different from those described in this prospectus in connection with future issues of other indebtedness not issued under this prospectus.

The first mortgage bonds will be represented either by global securities registered in the name of The Depository Trust Company, or DTC, as depository, or Depository, or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the caption “Book-Entry System” in this prospectus.

General

We may issue the first mortgage bonds from time to time in one or more new series under the Supplemental and Restated Trust Indenture dated May 1, 1988, which we refer to as the Restated Indenture, as previously supplemented by 24 supplemental trust indentures and as to be supplemented by one or more new supplemental indentures for the first mortgage bonds, which we collectively refer to as the Mortgage Indenture, all from us to The Bank of New York Mellon Trust Company, N.A., as successor trustee, which we refer to as the Mortgage Trustee. The Mortgage Indenture will govern the first mortgage bonds offered by this prospectus. As of March 31, 2012, there were 14 series of first mortgage bonds in an aggregate principal amount of approximately $3.3 billion outstanding under the Mortgage Indenture.

The holders of the outstanding first mortgage bonds do not, and, unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, the holders of any first mortgage bonds offered by this prospectus will not, have the right to require us to repurchase the first mortgage bonds if we become involved in a highly leveraged or change in control transaction. The Mortgage Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions.

When we offer to sell a particular series of first mortgage bonds, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

●	the title of the series;

●	any limit on the aggregate principal amount of the series;

●	the price at which the series will be issued;

●	the date of maturity of that series;

●	the date or dates on which we will pay the principal of that series;

●	the rate or rates at which that series will bear interest or the method of calculating the rate or rates;

●	the date or dates from which interest will accrue;

●
the dates on which we will pay interest and the regular record dates for the interest payment dates and the persons to whom we will pay interest if different from the person in whose name the first mortgage bonds of that series are registered on the regular record date;

●	any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

●	the denominations in which we will issue that series, if other than $1,000 and integral multiples of $1,000;

●	whether we will issue that series in whole or in part in book-entry form; and

●	any other terms of that series of first mortgage bonds.

Unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise, we may from time to time, without the consent of the holders of that series of first mortgage bonds, reopen such series of first mortgage bonds and issue additional first mortgage bonds with the same terms (including maturity and interest payment terms) as such series of first mortgage bonds.

Redemption

The prospectus supplement that describes a particular series of first mortgage bonds will set forth any terms for the optional or mandatory redemption of that particular series.

Security for the First Mortgage Bonds

The first mortgage bonds being issued pursuant to this prospectus will be secured equally and ratably with all of our other outstanding first mortgage bonds by a valid and direct first mortgage lien on all of the real and fixed properties, leasehold rights, franchises and permits then owned by us subject only to permitted encumbrances (as discussed below).

The Mortgage Indenture subjects to the lien of the Mortgage Indenture all of our property, rights and franchises, except as otherwise expressly provided. These provisions might not be effective as to property acquired within 90 days prior and subsequent to the filing of a case by us under the United States Bankruptcy Code.

The Mortgage Indenture provides that no liens prior or equal to the lien of the Mortgage Indenture, other than permitted encumbrances, may be created or permitted to exist on the mortgaged and pledged property whether now owned or acquired in the future. (Section 8.04 of the Restated Indenture.)

Permitted encumbrances include, among others, the following:

●
liens for taxes not yet delinquent or being contested in good faith, mechanics’, workers’ and other similar liens not yet delinquent or being contested in good faith and that have not proceeded to judgment, and easements and rights of way that do not materially impair the use of the property in the operation of our business;

●	rights of parties to agreements with us relating to property owned or used jointly with that party, provided the rights:

●	do not materially impair the use of the property in the normal course of our business;

●	do not materially affect the security provided by the Mortgage Indenture; and

●	are not inconsistent with the remedies of the Mortgage Trustee upon a completed default;

●	leases existing on the effective date of the Mortgage Indenture affecting property owned by us on the effective date;

●
leases that do not interfere in any material respect with the use by us of the property for its intended purpose and that will not have a material adverse impact on the security provided by the Mortgage Indenture;

●	other leases relating to 5% or less of the sum of our depreciable property and land; and

●
any mortgage, lien, charge or other encumbrance prior or equal to the lien of the Mortgage Indenture, other than a prepaid lien, existing on the date we acquire the property, provided that on the acquisition date:

●	no default has occurred and is continuing;

●	the principal amount secured by that mortgage, lien, charge or encumbrance does not exceed 66 2/3% of the lesser of the cost or fair value of the property; and

●
the mortgage, lien, charge or encumbrance will apply only to the property originally subject to that mortgage, lien, charge or encumbrance, we will close the mortgage, lien, charge or encumbrance and we will not issue additional indebtedness under that mortgage, lien, charge or encumbrance.

(Section 1.03 of the Restated Indenture.)

The holders of 66 2/3% of the principal amount of first mortgage bonds outstanding may (1) consent to the creation or existence of a prior lien with respect to up to 50% of the sum of our depreciable property and land, after giving effect to the prior lien or (2) terminate the lien of the Mortgage Indenture with respect to up to 50% of the sum of our depreciable property and land. (Section 18.02(e) of the Restated Indenture.)

Sinking Fund Provisions

We currently do not have any outstanding first mortgage bonds that are, and, unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, the first mortgage bonds offered by this prospectus will not be, subject to a sinking fund.

Maintenance Provisions

As a maintenance fund for the first mortgage bonds, we have agreed to pay to the Mortgage Trustee on each May 1 an amount equal to 2.50% of our completed depreciable property as of the end of the preceding calendar year, after deducting credits at our option for the following:

●	maintenance;

●	renewals or replacements;

●	property retirements offset by permanent additions;

●	retirements of first mortgage bonds; and

●	amounts of established permanent additions.

(Section 9.01 of the Restated Indenture.)

We may withdraw moneys from the maintenance fund in amounts equal to retirements of first mortgage bonds and permanent additions. Cash on deposit in the maintenance fund may be used for the purchase or redemption of first mortgage bonds. Any redemption of this nature would be at the applicable regular redemption price of the first mortgage bonds to be redeemed and subject to any restrictions on the redemption of that first mortgage bond. (Sections 9.03 and 9.04 of the Restated Indenture).

To the extent that maintenance fund credits exceed 2.50% of completed depreciable property for any year after 1987, such excess credits may be applied in future years (1) to offset any maintenance fund deficiency or (2) to increase the amount of established permanent additions available for use under the Mortgage Indenture. (Section 9.05 of the Restated Indenture.)

We have agreed to maintain our properties in adequate repair, working order and condition. (Section 8.06 of the Restated Indenture.)

Issuance of Additional First Mortgage Bonds

The maximum principal amount of first mortgage bonds that we may issue under the Mortgage Indenture is not limited, except as described below. We may issue additional first mortgage bonds in amounts equal to (1) 66 2/3% of the cost or fair value, whichever is less, of permanent additions after deducting retirements (Article V of the Restated Indenture); (2) retired first mortgage bonds, which have not been otherwise used under the Mortgage Indenture (Article VI of the Restated Indenture); or (3) the amount of cash deposited with the Mortgage Trustee, which cash may be withdrawn on the same basis as additional first mortgage bonds may be issued under clauses (1) and (2) above. (Article VII of the Restated Indenture.)

The first mortgage bonds issued pursuant to this prospectus will be issued under clause (1) or (2) above. At March 31, 2012, the amount of net permanent additions available for the issuance of first mortgage bonds was approximately $8.1 billion, which could be used to authenticate up to approximately $5.38 billion principal amount of the first mortgage bonds. As of March 31, 2012, $218 million of retired first mortgage bonds were available to authenticate up to $218 million of first mortgage bonds.

We may not issue any additional first mortgage bonds on the basis of clause (1), clause (2) under specified conditions or clause (3), unless the earnings applicable to bond interest for a specified 12-month period are equal to twice the annual interest requirements on the first mortgage bonds, including those about to be issued, and any obligations secured by prior liens and any indebtedness secured by permitted encumbrances. (Sections 5.04, 6.02 and 7.01 of the Restated Indenture.) The calculation of earnings applicable to bond interest includes all of our nonutility revenues. (Section 1.03 of the Restated Indenture.)

Permanent additions include the following:

●	our electric and steam generating, transmission and distribution properties;

●	our gas storage and distribution properties;

●	construction work-in-progress;

●	our fractional and undivided property interests;

●	property used for providing telephone or other communication services; and

●	engineering, financial, economic, environmental, geological and legal or other studies, surveys or reports associated with the acquisition or construction of any depreciable property.

(Section 1.03 of the Restated Indenture.)

Assuming that the first mortgage bonds issued pursuant to this prospectus are issued at a 4.50% interest rate, earnings applicable to bond interest for the 12 months ended March 31, 2012 would be 2.76 times the annual interest requirements on our first mortgage bonds, including the first mortgage bonds issued pursuant to this prospectus, and any obligations secured by prior liens and any indebtedness secured by permitted encumbrances. Additional first mortgage bonds may vary as to maturity, interest rate, redemption prices and sinking fund provisions, among other things. (Article II of the Restated Indenture.)

Provisions Limiting Dividends on Common Stock

We have agreed that the sum of:

●	all dividends and distributions on our common stock after the effective date of the Restated Indenture (other than in common stock); and

●
the amount, if any, by which the considerations given by us for the purchase or other acquisition of our common stock after the effective date exceeds the considerations received by us after the effective date from the sale of common stock will not exceed the sum of:

●	our retained earnings at the effective date; and

●
an amount equal to our net income earned after the effective date, after deducting all dividends accruing after the effective date on all classes and series of our preferred stock and after taking into consideration all proper charges and credits to earned surplus made after the effective date.

In computing net income for the purpose of this covenant, we will deduct the amount, if any, by which, after the date commencing 365 days prior to the effective date, the actual expenditures or charges for ordinary repairs and maintenance and the charges for reserves, renewals, replacements, retirements, depreciation and depletion are less than 2.50% of our completed depreciable property. (Section 8.07 of the Restated Indenture.)

Release Provisions

The Mortgage Indenture permits the release from its lien of any property upon depositing or pledging cash or certain other property of comparable fair value. The Mortgage Indenture also permits the following, in each case without any release or consent by the Mortgage Trustee or accountability to the Mortgage Trustee for any consideration received by us:

●
the sale or other disposal of (i) any machinery, equipment, tools, implements or similar property subject to the lien of the Mortgage Indenture that has become obsolete or unfit for use or no longer useful, necessary or profitable in our business, upon replacement or substitution of with property of equal value, (ii) securities not pledged under the Mortgage Indenture, (iii) contracts, bills or accounts, (iv) motor vehicles and (v) certain equipment and supplies;

●	the cancellation, change or alteration of contracts, leases, rights-of-way and easements;

●	the surrender and modification of any franchise or governmental consent subject to certain restrictions;

●
the sale or other disposal of all motor vehicles, vessels and marine equipment, railroad engines, cars and related equipment, airplanes, airplane engines and other flight equipment, office furniture and leasehold interests in property owned by third parties for office purposes; and

●
the leasing of the property subject to the lien of the Indenture if it does not interfere in any material respect with the use of the property for the purpose for which it is held by us and will not have a material adverse impact on the security afforded by the Mortgage Indenture.

(Article XI of the Restated Indenture.)

Any of the mortgaged and pledged property may be released from the lien of the Mortgage Indenture if, after the release, the fair value of the remaining mortgaged and pledged property equals or exceeds a sum equal to 150% of the aggregate principal amount of first mortgage bonds outstanding. (Section 11.03(k) of the Restated Indenture.) Upon satisfaction of the requirements set forth in the Mortgage Indenture, this provision would permit us to spin off or otherwise dispose of a substantial amount of assets or a line of business without depositing cash or property with the Mortgage Trustee or obtaining the consent of the holders of the first mortgage bonds.

Modification of the Mortgage Indenture

We and the Mortgage Trustee may modify and amend the Mortgage Indenture from time to time. We will not need the consent of the holders of the first mortgage bonds for the following types of amendments, among others:

●	to subject additional property to the lien of the Mortgage Indenture;

●	to add to our covenants for the benefit of the holders; or

●	to cure ambiguities or correct inconsistent provisions.

(Section 18.01 of the Restated Indenture.)

With the consent of the holders of 662/3% in principal amount of the first mortgage bonds outstanding so affected, other provisions of the Mortgage Indenture may be changed except that, among other things, the following may not be done without the consent of the holders of each first mortgage bond so affected:

●	the maturity of a first mortgage bond may not be changed;

●	the interest rate may not be reduced;

●	the right to institute suit for the enforcement of any principal or interest payment may not be impaired;

●
no lien ranking prior to or on parity with the lien of the Mortgage Indenture with respect to any of the property mortgaged or pledged under the Mortgage Indenture may be created with respect to more than 50% of the sum of land and depreciable property;

●	the security of the lien upon the mortgaged and pledged property for the security of such holder’s bond may not be deprived; and

●	the required percentage of the holders of first mortgage bonds relating to actions that require their consent may not be changed.

(Section 18.02 of the Restated Indenture.)

Defaults

The following is a summary of events defined in the Mortgage Indenture as completed defaults:

●	default in payment of principal of any first mortgage bond;

●	default continued for 90 days in payment of interest on any first mortgage bond;

●	default in the covenant contained in Section 8.11 of the Restated Indenture regarding bankruptcy, insolvency, assignment or receivership; and

●	default continued for 90 days after notice in the performance of any other covenant, agreement or condition.

(Section 13.01 of the Restated Indenture.)

Notice of Default. The Mortgage Trustee is required to give notice to bondholders within 90 days after the occurrence of a default, unless the default has been cured or waived before giving its notice; provided that, except in the case of a default resulting from the failure to make any payment of principal or interest on any first mortgage bonds or to make any sinking fund payment, the Mortgage Trustee may withhold the notice if its board of directors, executive committee or a trust committee of directors or responsible officers determines in good faith that withholding the notice is in the interest of the bondholders. (Section 16.02 of the Restated Indenture.)

Acceleration of Maturity. In case of a completed default, the Mortgage Trustee may, and upon request of the holders of 25% in principal amount of the first mortgage bonds outstanding will, declare the first mortgage bonds due and payable, subject to the right of the holders of a majority of the first mortgage bonds then-outstanding to rescind or annul such action. Further, the Mortgage Trustee is obligated to take the actions provided in the Mortgage Indenture to enforce payment of the first mortgage bonds and the lien of the Mortgage Indenture upon being requested to do so by the holders of a majority in principal amount of the first mortgage bonds. However, the holders of a majority in principal amount of the first mortgage bonds may direct the taking of any of these actions or the refraining from these actions as is not in violation of the law or the Mortgage Indenture. Before taking these actions, the Mortgage Trustee may require adequate indemnity against the costs, expenses and liabilities to be incurred in connection with these actions. (Article XIII of the Restated Indenture.)

Compliance Certificate. We are required to file with the Mortgage Trustee information, documents and reports regarding our compliance with the conditions and covenants of the Mortgage Indenture as may be required by the rules and regulations of the SEC, including a certificate, furnished at least annually, as to whether, in the opinion of the officer signing such certificate, we are in compliance with the conditions and covenants under the Mortgage Indenture. (Section 8.18 of the Restated Indenture.)

Other Provisions

Whenever all indebtedness secured by the Mortgage Indenture has been paid, or adequate provision for payment has been made, the Mortgage Trustee will cancel and discharge the Mortgage Indenture. (Article XVII of the Restated Indenture.) We may deposit with the Mortgage Trustee any combination of cash or government obligations in order to provide for the payment of any series or all of the first mortgage bonds outstanding. The Mortgage Indenture also provides that we must furnish to the Mortgage Trustee officers’ certificates, certificates of an engineer, appraiser or other expert and, in some cases, accountants’ certificates in connection with the authentication of first mortgage bonds, the release or release and substitution of property and some other matters, and opinions of counsel as to the lien of the Mortgage Indenture and some other matters. (Articles IV, V, VI, VII, XI and XVII and Section 20.08 of the Restated Indenture.)

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A., is the Mortgage Trustee under the Mortgage Indenture. We maintain banking relationships with the Mortgage Trustee in the ordinary course of business.

Governing Law

The Mortgage Indenture and first mortgage bonds being issued pursuant to this prospectus are governed by, and construed in accordance with, the laws of the State of Minnesota.

DESCRIPTION OF THE SENIOR UNSECURED DEBT SECURITIES

The description below contains a summary of selected provisions of the indenture, including supplemental indentures, under which the senior unsecured debt securities, which we refer to as debt securities, will be issued. This summary is not complete. The indenture and the form of supplemental indenture applicable to the debt securities have been filed as exhibits to the registration statement of which this prospectus is a part. You should read them for provisions that may be important to you. In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

We are not required to issue future issues of indebtedness under the indenture described below. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness not issued under this prospectus.

The debt securities will be represented either by global securities registered in the name of DTC, as Depository, or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the caption “Book-Entry System” in this prospectus.

General

The debt securities will be issued in one or more new series under the Indenture dated July 1, 1999 between us and Wells Fargo Bank, N.A., (as successor by merger to Norwest Bank Minnesota, National Association) as trustee, which we refer to as the Senior Trustee. This indenture, as previously supplemented by supplemental indentures and as to be supplemented by one or more new supplemental indentures for the debt securities, is referred to in this prospectus as the Senior Indenture. As of March 31, 2012, there were no debt securities outstanding under the Senior Indenture.

Unless the supplemental indenture that describes a particular series of debt securities provides otherwise with respect to that series, the holders of any debt securities offered by this prospectus will not have the right to require us to repurchase the debt securities if we become involved in a highly leveraged or change in control transaction. The Senior Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions.

The debt securities will be our senior unsecured obligations and will rank on a parity with our other senior unsecured indebtedness. In this “Description of the Senior Unsecured Debt Securities,” we refer to securities issued under the Senior Indenture as the securities. The amount of securities that we may issue under the Senior Indenture is not limited.

When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

●	the title of the series;

●	any limit on the aggregate principal amount of the series;

●	the price at which the series will be issued;

●	the date of maturity of that series;

●	the date or dates on which we will pay the principal of that series;

●	the rate or rates at which that series will bear interest or the method of calculating the rate or rates;

●	the date or dates from which the interest will accrue;

●
the dates on which we will pay interest and the regular record dates for the interest payment dates and the persons to whom we will pay interest if different from the person in whose name the debt securities of that series are registered on the regular record date;

●	any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

●	the denominations in which we will issue that series, if other than $1,000 and integral multiples of $1,000;

●	whether we will issue that series in whole or in part in book-entry form; and

●	any other terms of that series of debt securities.

Unless the prospectus supplement that describes a particular series of debt securities provides otherwise, we may from time to time, without the consent of the holders of that series of debt securities, reopen such series of debt securities and issue additional debt securities with the same terms (including maturity and interest payment terms) as such series of debt securities.

Registration, Transfer and Exchange

Debt securities of any series may be exchanged for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and kind. (Section 2.6 of the Senior Indenture.)

Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, debt securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer) at the office of the Senior Trustee maintained for that purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Senior Indenture. Any transfer or exchange will be effected upon the Senior Trustee’s satisfaction with the documents of title and indemnity of the person making the request. (Sections 2.6 and 2.7 of the Senior Indenture.)

The Senior Trustee will not be required to exchange or register a transfer of any debt securities of a series selected, called or being called for redemption except, in the case of any debt security to be redeemed in part, the portion of that debt security not to be so redeemed. (Section 2.6 of the Senior Indenture.) See the information under the caption “Book-Entry System.”

Payment and Paying Agents

Principal, interest and premium, if any, on debt securities issued in the form of global securities will be paid in the manner described below under the caption “Book-Entry System.” Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, interest on debt securities that are in the form of certificated securities will be paid by check mailed to the holder at that person’s address as it appears in the register for the debt securities maintained by the Senior Trustee; however, a holder of $10,000,000 or more of the debt securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer, if appropriate wire transfer instructions have been received by the Senior Trustee on or prior to the applicable record date. (Section 2.12 of the Senior Indenture.) Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, the principal, interest at maturity and premium, if any, on debt securities in the form of certificated securities will be payable in immediately available funds at the office of the Senior Trustee. (Section 2.12 of the Senior Indenture.)

All monies paid by us to a paying agent for the payment of principal, interest or premium on any debt security that remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us, and the holder of that debt security will thereafter look only to us for payment of that principal, interest or premium. (Section 4.4 of the Senior Indenture.)

Events of Default

The following constitute events of default under the Senior Indenture:

●	default in the payment of principal and premium, if any, on any security issued under the Senior Indenture when due and payable and continuance of that default for five days;

●	default in the payment of interest on any security issued under the Senior Indenture when due and continuance of that default for 30 days;

●
default in the performance or breach of any of our other covenants or warranties in the securities or in the Senior Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the Senior Indenture; and

●	specified events of bankruptcy, insolvency or reorganization of our company.

(Section 7.1 of the Senior Indenture.)

If an event of default occurs and is continuing, either the Senior Trustee or the holders of a majority in principal amount of the outstanding securities may declare the principal amount of all securities to be due and payable immediately. At any time after an acceleration of the securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the securities has been obtained, if we pay or deposit with the Senior Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium that has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the securities. (Section 7.1 of the Senior Indenture.)

The Senior Trustee generally will be under no obligation to exercise any of its rights or powers under the Senior Indenture at the request or direction of any of the holders unless such holders have offered acceptable indemnity to the Senior Trustee. (Section 8.2 of the Senior Indenture.) The holders of a majority in principal amount of the outstanding securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Trustee, or of exercising any trust or power conferred on the Senior Trustee, relating to the securities. (Section 7.7 of the Senior Indenture.) Each holder has the right to institute a proceeding relating to the Senior Indenture, but this right is subject to conditions precedent specified in the Senior Indenture. (Sections 7.4 and 7.7 of the Senior Indenture.) The Senior Trustee is required to give the holders of the securities notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on any securities, however, the Senior Trustee may withhold notice if it determines in good faith that it is in the interest of holders to do so. (Section 7.8 of the Senior Indenture.) We are required to deliver to the Senior Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Senior Indenture. (Section 5.5 of the Senior Indenture.)

Modification

We and the Senior Trustee may modify and amend the Senior Indenture from time to time.

We will not need the consent of the holders of the securities for the following types of amendments:

●	adding to our covenants for the benefit of the holders of the securities or surrendering a right given to us in the Senior Indenture;

●	adding security for the securities; or

●	making various other modifications, generally of a ministerial or immaterial nature.

(Section 12.1 of the Senior Indenture.)

We will need the consent of the holders of each outstanding security affected by a proposed amendment if the amendment would cause any of the following to occur:

●	a change in the maturity date of any security;

●	a reduction in the interest rate or extension of the time of payment of interest;

●	a reduction in the principal amount of any security, the premium payable on any security ;

●	a change in the currency of any payment of principal, premium or interest on any security;

●	a change in the date on which any security may be redeemed or repaid at the option of the holder; or

●	an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any security.

Additionally, we may not modify these requirements or reduce the percentage of outstanding securities necessary to consent to the modification or amendment of the Senior Indenture or to waive past defaults without the consent of the holders of all of the outstanding debt securities.

Amendments requiring holders’ consent, other than those described in the above paragraph will require the approval of the holders of a majority in aggregate principal amount of the outstanding securities.

(Section 12.2 of the Senior Indenture.)

Defeasance and Discharge

We may be discharged from all obligations relating to the debt securities and the Senior Indenture (except for specified obligations such as obligations to register the transfer or exchange of securities, replace stolen, lost or mutilated securities and maintain paying agencies) if we irrevocably deposit with the Senior Trustee, in trust for the benefit of holders of securities, money or United States government obligations (or any combination thereof) sufficient to make all payments of principal, premium and interest on the securities on the dates those payments are due. To discharge these obligations, we must deliver to the Senior Trustee an opinion of counsel that the holders of the securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or discharge of the Senior Indenture. If we discharge our obligations as described above, the holders of securities must look only to the funds deposited with the Senior Trustee, and not us, for payments on the securities. (Section 4.1 of the Senior Indenture.)

Consolidation, Merger and Sale of Assets

We will not merge into any other corporation or sell or otherwise transfer all or substantially all our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and premium on all of the securities and our obligation to perform every covenant of the Senior Indenture that we are to perform or observe and we or the successor or transferee corporation, as applicable, are not, immediately following such merger, sale or transfer, in default in the performance of any of those covenants. Upon any merger, sale or transfer of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the Senior Indenture with the same effect as if the successor corporation had been named as us in the Senior Indenture, and we will be released from all obligations under the Senior Indenture. Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, the Senior Indenture will define all or substantially all of our assets as being 50% or more of our total assets as shown on our balance sheet as of the end of the prior year and specifically will permit any sale, transfer or conveyance during a calendar year of less than 50% of our total assets without the consent of the holders of the securities. (Sections 11.1 and 11.2 of the Senior Indenture.)

Resignation or Removal of Senior Trustee

The Senior Trustee may resign at any time by notifying us in writing and specifying the day upon which the resignation is to take effect. The resignation will not take effect, however, until a successor trustee has been appointed. (Section 8.10 of the Senior Indenture.)

The holders of a majority in principal amount of the outstanding securities may remove the Senior Trustee at any time. In addition, so long as no event of default or event that, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the Senior Trustee upon notice to the holder of each security outstanding and appointment of a successor Senior Trustee. (Section 8.10 of the Senior Indenture.)

Concerning the Senior Trustee

Wells Fargo Bank, N.A. is the Senior Trustee. We maintain banking relationships with the Senior Trustee in the ordinary course of business. The Senior Trustee also acts as trustee for securities of some of our affiliates.

BOOK-ENTRY SYSTEM

Unless otherwise specified in the applicable prospectus supplement, each series of securities offered by this prospectus will be issued as fully-registered global securities representing all or part of that series of securities. This means that we will not issue certificates for that series of securities to the holders. Instead, a global security representing that series of securities will be deposited with, or on behalf of, DTC or its successor, as the depository. The global securities will be registered at the request of DTC in the name of CEDE & Co., DTC’s nominee, or such other name as may be requested by an authorized representative of DTC.

DTC will keep an electronic record of its participants (for example, your broker) whose clients have purchased securities represented by a global security. Unless a global security is exchanged in whole or in part for a certificated security, a global security may not be transferred, except that DTC, its nominees and successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by DTC and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

We will make payments of principal, interest, if any, and premium, if any, to DTC or its nominee. We, the applicable trustee and any paying agent will treat DTC or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, neither we nor any trustee nor any paying agent will have any direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in a global security.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, or “direct participants,” deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or “DTCC.” DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant either directly or indirectly, an “indirect participant.” Direct participants and indirect participants are referred to collectively as “participants.” The DTC Rules applicable to its participants are on file with the SEC.

Purchases of global securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security, or “beneficial owner,” is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global securities are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities, except in the event that use of the book-entry system for the global securities is discontinued.

To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities. DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If a particular series of securities is redeemable at our option or at the option of the holder, redemption notices will be sent to DTC. If less than all of the securities of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such series to be redeemed. Redemption proceeds and distributions on global securities will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. Upon DTC’s receipt of funds and corresponding detail information from us, any trustee or any paying agent, DTC’s practice is to credit direct participants’ accounts in accordance with the holdings information shown on DTC’s records on the payment date. Payments by participants to beneficial owners of securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” Payments will be the responsibility of such participant and not of DTC nor its nominee, any trustee, any paying agent or us, subject to any statutory or regulatory requirements. Payment of redemption proceeds and distributions to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC is the responsibility of us, the applicable trustee or the applicable paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Neither DTC nor Cede & Co. or any other DTC nominee will consent or vote with respect to global securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date as identified in a listing attached to the omnibus proxy.

Global securities will be exchangeable for corresponding certificated securities registered in the name of persons other than DTC or its nominee if (1) DTC (a) notifies us that it is unwilling or unable to continue as depository for any of the global securities or (b) at any time ceases to be a clearing agency registered under the Exchange Act, (2) an event of default occurs and is continuing with respect to the applicable series of securities or (3) we execute and deliver to the applicable trustee an order that the global securities will be so exchangeable

The information in this section concerning DTC and DTC’s book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents are not responsible for the accuracy of the information or for the performance by DTC of its obligations under the rules and procedures governing its operations or otherwise.

Any underwriters, dealers or agents of any securities may be direct participants of DTC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences relevant to the purchase, beneficial ownership and disposition of the first mortgage bonds and debt securities (referred to collectively in this section as “debt securities”) offered by this prospectus. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (“Treasury Regulations”), administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as currently in effect and all of which are subject to change and to different interpretations. Changes to any of the foregoing authorities could apply on a retroactive basis, and could affect the U.S. federal income tax consequences described below. We will not seek a ruling from the IRS with respect to the matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below.

This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular investor’s circumstances, and does not discuss any aspect of U.S. federal tax law other than income taxation or any state, local or non-U.S. tax consequences of the purchase, beneficial ownership and disposition of the debt securities. This summary addresses only debt securities purchased at initial issuance at the original issue price and held as capital assets and does not address U.S. federal income tax considerations applicable to investors that may be subject to special tax rules, such as:

●	securities dealers or brokers, or traders in securities electing mark-to-market treatment;

●	banks, thrifts, or other financial institutions;

●	insurance companies;

●	regulated investment companies or real estate investment trusts;

●	tax-exempt organizations;

●	retirement plans;

●
persons holding our debt securities, as applicable, as part of a “straddle,” “hedge,” “synthetic security” or “conversion transaction” for U.S. federal income tax purposes, or as part of some other integrated investment;

●	partnerships or other pass-through entities;

●	persons required to pay the alternative minimum tax;

●	certain former citizens or residents of the United States;

●
U.S. persons who invest in foreign corporations that are classified as “passive foreign investment companies” or “controlled foreign corporations” for U.S. federal income tax purposes that purchase the debt securities; or

●	“U.S. Holders” (as defined below) whose functional currency is not the U.S. dollar.

In addition, with respect to a particular offering of debt securities, the discussion below must be read with the discussion of material U.S. federal income tax consequences that may appear in the applicable prospectus supplement for that offering. When we use the term “holder” in this section, we are referring to a beneficial owner of the debt securities.

As used herein, a “U.S. Holder” is a beneficial owner of debt securities that, for U.S. federal income tax purposes is, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) are authorized to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a U.S. person. An individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

A “Non-U.S. Holder” is any beneficial owner of a debt security that, for U.S. federal income tax purposes, is not a U.S. Holder or a partnership.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds debt securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partnership holding debt securities, and partners in such a partnership, should consult their own tax advisors with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of the debt securities by the partnership.

THE DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBT SECURITIES IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBT SECURITIES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

U.S. Federal Income Taxation of U.S. Holders

Payments of Interest. Except as set forth below, interest on debt securities generally will be taxable to a U.S. Holder as ordinary income from domestic sources at the time that such interest is paid or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Original Issue Discount. Special tax rules apply to debt securities issued with “original issue discount” (“OID”) for U.S. federal income tax purposes (“OID debt securities”). In general, debt securities with a maturity of greater than one year will be treated as issued with OID if the “issue price” of the debt securities is less than their “stated redemption price at maturity” unless the amount of such difference is de minimis (less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity). Regardless of the regular method of accounting used by a U.S. Holder for U.S. federal income tax purposes, OID generally must be accrued into gross income on a constant-yield basis, in advance of the receipt of the cash attributable to such OID.

The “issue price” of debt securities will be the initial offering price to the public at which a substantial amount of the debt securities is sold for cash (ignoring sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The “stated redemption price at maturity” of debt securities is the sum of all payments to be made on the debt securities other than “qualified stated interest” payments. A “qualified stated interest” payment is stated interest that is unconditionally payable at least annually at a single fixed rate (appropriately taking into account the length of the interval between payments).

For OID debt securities having a term of more than one year, the amount of OID includible in gross income by a U.S. Holder of the OID debt securities is the sum of the “daily portions” of OID with respect to the OID debt securities for each day during the taxable year in which such U.S. Holder held the OID debt securities. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to such accrual period.

The amount of OID allocable to any accrual period is generally equal to the excess (if any) of (i) the product of the “adjusted issue price” of the OID debt securities at the beginning of such accrual period and the yield to maturity of the OID debt securities, as determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over (ii) the sum of any qualified stated interest payments allocable to the accrual period. For this purpose, accrual periods may be of any length and may vary in length over the term of the OID debt securities, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the beginning or the end of an accrual period.

The adjusted issue price of OID debt securities at the start of any accrual period is equal to the issue price, increased by the accrued OID for each prior accrual period, and reduced by any prior payments with respect to the OID debt securities that were not qualified stated interest payments. The following rules apply to determine the amount of OID allocable to an accrual period:

●
if an interval between payments of qualified stated interest contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval is allocated on a pro rata basis to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the beginning of the first day of the accrual period but is not payable until the end of the interval;

●
if the accrual period is the final accrual period, the amount of OID allocable to the final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price of the debt security at the beginning of the final accrual period; and

●
if all accrual periods are of equal length, except for an initial shorter accrual period or an initial and a final shorter accrual period, the amount of OID allocable to the initial accrual period may be computed under any reasonable method.

Under the constant-yield method for accruing OID, a U.S. Holder generally will have to include in gross income increasingly greater amounts of OID in successive accrual periods.

Debt securities may contain provisions allowing the debt securities to be redeemed prior to their stated maturity date at our option or at the option of holders. For purposes of determining yield and maturity, debt securities that may be redeemed prior to their stated maturity date at the option of the issuer generally will be treated from the time of issuance as having a maturity date for U.S. federal income tax purposes on such redemption date if such redemption would result in a lower yield to maturity. Conversely, debt securities that may be redeemed prior to their stated maturity date at the option of the holder generally will be treated from the time of issuance as having a maturity date for U.S. federal income tax purposes on such redemption date if such redemption would result in a higher yield to maturity. If the exercise of such an option does not occur, contrary to the assumptions made as of the issue date, then solely for purposes of the accrual of OID, the debt securities will be treated as reissued on the date of the change in circumstances for an amount equal to their adjusted issue price.

In certain circumstances, if debt securities may be redeemed for an amount in excess of their stated redemption price at maturity, such additional payments may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments.” One or more contingencies will not cause the debt securities to be treated as contingent payment debt instruments if, as of the issue date, each such contingency is considered remote or incidental or another exception applies. We expect that the potential for additional payments on the debt securities will not cause the debt securities to be treated as contingent payment debt instruments under the applicable Treasury Regulations. Our determination is binding on a holder unless such holder discloses its contrary position in the manner required by the applicable Treasury Regulations. However, the IRS may take a different position, which could require a holder to accrue income on its debt securities in excess of stated interest, and to treat any income realized on the taxable disposition of a debt security as ordinary income rather than capital gain. The remainder of this discussion assumes that the debt securities will not be treated as contingent payment debt instruments. Investors should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the debt securities.

Variable Rate Debt Securities. Treasury Regulations prescribe special rules for “variable rate debt instruments” that provide for the payment of interest based on certain floating or objective rates. In general, debt securities will qualify as variable rate debt instruments (“variable rate debt instruments”) if (i) the issue price of the debt securities does not exceed the total non-contingent principal payments due in respect of the debt securities by more than an amount equal to the lesser of (A) 0.015 multiplied by the product of the total non-contingent principal payments and the number of complete years to maturity from the issue date or (B) 15% of the total non-contingent principal payments, and (ii) the debt securities provide for stated interest, paid or compounded at least annually, at “current values” of (A) one or more “qualified floating rates,” (B) a single fixed rate and one or more qualified floating rates, (C) a single “objective rate,” or (D) a single fixed rate and a single objective rate that is a “qualified inverse floating rate.” A current value of a rate is the value of the rate on any date that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A “qualified floating rate” is a variable rate if variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the variable rate debt securities are denominated. Although a multiple of a qualified floating rate generally will not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35 can constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the variable rate debt securities (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but that is subject to one or more restrictions such as a maximum stated interest rate (i.e., a cap), a minimum stated interest rate (i.e., a floor) or a restriction on the amount of increase or decrease in the stated interest (i.e., a governor) may, under certain circumstances, fail to be treated as a qualified floating rate unless such restrictions are fixed throughout the term of the variable rate debt securities or are reasonably expected not to have a significant effect on the yield of the variable rate debt securities.

An “objective rate” is a rate that is not itself a qualified floating rate but that is determined using a single fixed formula and that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer’s stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). An objective rate is a “qualified inverse floating rate” if the rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The Treasury Regulations also provide that if debt securities provide for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

If variable rate debt securities provide for stated interest at either a single qualified floating rate or a single objective rate throughout their term, and such interest is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on such variable rate debt securities will constitute qualified stated interest that is included in gross income by U.S. Holders as received or accrued in accordance with their regular methods of accounting for U.S. federal income tax purposes. Thus, such variable rate debt securities generally will not be treated as having been issued with OID unless the variable rate securities are sold at a discount from their stated principal amount, subject to a de minimis exception. In general, the amount of qualified stated interest and OID, if any, that accrues during an accrual period on such variable rate debt securities is determined under the rules described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the variable rate debt securities. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest that was accrued under the foregoing approach.

For other variable rate debt securities, the timing and amount of OID and qualified stated interest will be determined by converting the variable rate debt securities into “equivalent fixed rate debt instruments.” The conversion of the variable rate debt securities into equivalent fixed rate debt instruments generally involves substituting for any qualified floating rate or qualified inverse floating rate a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the issue date, or substituting for any objective rate (other than a qualified inverse floating rate) a fixed rate that reflects the yield that is reasonably expected for the variable rate debt securities. In the case of variable rate debt securities that provide for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the variable rate debt securities provide for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the variable rate debt securities as of their issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse rate, the variable rate debt securities are then converted into equivalent fixed rate debt instruments in the manner described above.

Once the variable rate debt securities are converted into equivalent fixed rate debt instruments pursuant to the foregoing rules, the timing and amount of OID and qualified stated interest, if any, are generally determined for the equivalent fixed rate debt instruments by applying the general OID rules to the equivalent fixed rate debt instruments. A U.S. Holder of such variable rate debt securities will account for OID and qualified stated interest as if the U.S. Holder held the equivalent fixed rate debt instruments. For each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the equivalent fixed rate debt instruments in the event that such amounts differ from the actual amount of interest accrued or paid on the variable rate debt securities during the accrual period.

Sale, Retirement or Other Taxable Disposition of Debt Securities. Upon the sale, retirement or other taxable disposition of debt securities, a U.S. Holder generally will recognize U.S.-source gain or loss equal to the difference between the amount realized upon the sale, retirement or other taxable disposition (other than amounts representing accrued and unpaid qualified stated interest, which will be taxable as ordinary interest income to the extent not previously included in gross income) and the U.S. Holder’s adjusted tax basis in the debt securities. In general, the U.S. Holder’s adjusted tax basis in the debt securities will equal the U.S. Holder’s cost for the debt securities, increased by all accrued OID or market discount previously included in gross income and reduced by any amortized premium and any cash payments previously received in respect of the debt securities other than qualified stated interest payments. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, retirement or other taxable disposition the debt securities have been held for more than one year. Under current U.S. federal income tax law, certain non-corporate U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. person’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” (in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income (including OID, if any) from the debt securities and net gain from the disposition of the debt securities, unless such interest income and net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income may, however, be reduced by properly allocable deductions to such income. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains from the debt securities.

U.S. Federal Income Taxation of Non-U.S. Holders

Subject to the discussion below concerning backup withholding:

(a)
payments of principal and interest (including OID, if any) on the debt securities by us or our paying agent to any Non-U.S. Holder will be exempt from the 30% U.S. federal withholding tax and federal income tax, provided that:

●	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

●	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership or a bank receiving interest described in Section 881(c)(3)(A) of the Code;

●	the interest is not considered contingent interest under Section 871(h)(4)(A) of the Code and the Treasury Regulations thereunder;

●
the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or, if a tax treaty applies, is not attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); and

●	the certification requirement has been fulfilled with respect to the beneficial owner, as discussed below; and

(b)	a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the sale, retirement or other taxable disposition of the debt securities, unless:

●	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

●
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States).

The certification requirement referred to in subparagraph (a) above will be fulfilled if (i) the beneficial owner of the debt securities certifies on IRS Form W-8BEN or other successor form, under penalties of perjury, that such beneficial owner is not a U.S. person and provides its name and address, and (ii) the beneficial owner files IRS Form W-8BEN or other successor form with the paying agent, or in the case of debt securities held on behalf of the beneficial owner by a securities clearing organization, bank, or other financial institution holding customers’ securities in the ordinary course of it trade or business, such financial institution files with the paying agent a statement that it has received the IRS Form W-8EBN or other successor form from the beneficial owner and furnishes the paying agent with a copy. Prospective investors should consult their tax advisors regarding possible additional reporting requirements.

If a Non-U.S. Holder of debt securities is engaged in the conduct of a trade or business in the United States, and interest (including OID) on the debt securities, or gain realized on its sale, retirement or other taxable disposition of the debt securities is effectively connected with the conduct of such trade or business (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will be subject to regular U.S. federal income tax on its effectively connected income, generally in the same manner as a U.S. Holder. See “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders” above. In addition, a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable tax treaty) on its effectively connected earnings and profits, subject to certain adjustments. In lieu of the certificates described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the paying agent a properly executed IRS Form W-8ECI or other successor form to claim an exemption from withholding.

Backup Withholding and Information Reporting

U.S. Holders. In general, a U.S. Holder (other than an exempt recipient) will be subject to information reporting requirements with respect to payments of principal, premium, and interest (including OID) in respect of, and the proceeds from a sale, redemption or other disposition before maturity of the debt securities. In addition, a U.S. Holder may be subject to backup withholding on such payments if the U.S. Holder (i) fails to provide an accurate taxpayer identification number to the payor; (ii) has been notified by the IRS of a failure to report all interest or dividends required to be shown on its U.S. federal income tax returns; or (iii) in certain circumstances, fails to comply with applicable certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS on a timely basis. U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding rules in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if applicable.

Non-U.S. Holders. In general, we or our paying agent must report to the IRS and to a Non-U.S. Holder the amount of interest (including OID) on the debt securities paid to the Non-U.S. Holder and the amount of U.S. federal withholding tax, if any, deducted from those payments. Copies of the information returns reporting such interest payments and any associated U.S. federal withholding tax also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable tax treaty. A Non-U.S. Holder generally will not be subject to backup withholding with respect to payments that we make on the debt securities provided that we or our paying agent does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person, and we or our paying agent has received from the Non-U.S. Holder an appropriate certification of non-U.S. status (i.e., IRS Form W-8BEN, W-8ECI or other applicable IRS Form W-8). Information reporting and, depending on the circumstances, backup withholding will apply to the payment of the proceeds of a sale of debt securities that is effected within the United States or effected outside the United States through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder certifies under penalty of perjury as to its non-U.S. status, and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person, or the Non-U.S. Holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS on a timely basis. Non-U.S. Holders of debt securities should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining an exemption, if applicable.

Legislation Affecting Taxation of Debt Securities Held by or through Foreign Entities

Legislation was enacted in 2010, contained in Sections 1471 through 1474 of the Code, that will impose a 30% withholding tax on withholdable payments (as defined below) made to a foreign financial institution, unless such institution enters into an agreement with the Treasury to, among other things, collect and provide to it substantial information regarding such institution’s U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners. The legislation also generally imposes a withholding tax of 30% on withholdable payments to a non-financial foreign entity unless such entity provides the paying agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes. “Withholdable payments” include payments of interest (including OID) from sources within the U.S., as well as the gross proceeds from the sale of any property of a type which can produce interest from sources within the U.S. unless the payments of interest or gross proceeds are effectively connected with the conduct of a U.S. trade or business and taxed as such. As enacted, these withholding and reporting obligations generally apply to payments made after December 31, 2012 with respect to any debt securities other than debt securities outstanding on March 18, 2012. Under proposed Treasury regulations, these withholding and reporting requirements will be delayed until January 1, 2014, and withholding on gross proceeds will be delayed until January 1, 2015. Further, withholding will not apply to debt securities outstanding on January 1, 2013, unless such debt securities undergo a significant modification after that date. The proposed Treasury regulations are proposed to be effective on the date of publication of the adoption of the regulations as final regulations. You are urged to consult your own tax advisors regarding the legislation and proposed regulations as they apply to the debt securities.

PLAN OF DISTRIBUTION

We may sell the securities offered under this prospectus through underwriters or dealers, through agents or directly to one or more purchasers. The terms under which the securities are offered and the method of distribution will be set forth in the applicable prospectus supplement.

Underwriters, dealers and agents that participate in the distribution of the securities offered under this prospectus may be underwriters as defined in the Securities Act of 1933, as amended, the “Securities Act,” and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation, including any underwriting discount or commission, will be described in the applicable prospectus supplement. The applicable prospectus supplement will also describe other terms of the offering, including the initial public offering price and any discounts or concessions allowed or reallowed to dealers.

The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe in the applicable prospectus supplement how any auction will be conducted to determine the price or any other terms of the securities, how potential investors may participate in the auction and, where applicable, the nature of the underwriters’ obligations with respect to the auction.

Each series of securities will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities may or may not be listed on a national securities exchange.

Under agreements into which we may enter in connection with the sale of the securities, underwriters, dealers and agents who participate in the distribution of the securities may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act.

LEGAL OPINIONS

Unless otherwise indicated in the applicable prospectus supplement, legal opinions relating to the validity of the securities being offered by this prospectus will be rendered by our counsel, Scott M. Wilensky, Minneapolis, Minnesota. Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for the underwriters, dealers or agents named in the prospectus supplement by Hunton & Williams LLP, New York, New York. Scott M. Wilensky is our Senior Vice President and General Counsel and is the beneficial owner of less than 1% of the common stock of our parent company, Xcel Energy.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$800,000,000

Northern States Power Company
(a Minnesota corporation)

$300,000,000, 2.15% First Mortgage Bonds, Series due August 15, 2022
$500,000,000, 3.40% First Mortgage Bonds, Series due August 15, 2042

Prospectus Supplement

August 6, 2012

Joint Book-Running Managers

Barclays
J.P. Morgan
KeyBanc Capital Markets
UBS Investment Bank
Wells Fargo Securities

Co-Managers

BMO Capital Markets
BNY Mellon Capital Markets, LLC